MEMORANDUM OF RESPONSES
THE AMERICAN ENERGY GROUP, LTD.
FILE NO. 333-136312

FORM SB-2/AMENDMENT 1 FILED OCTOBER 16, 2006
FORM 10-KSB FOR FISCAL YEAR ENDING 6/30/2006

At your request, the following responses are submitted to your comment letters dated October 27, 2006, in connection with the above-referenced filings of The American Energy Group, Ltd. filed with the Securities and Exchange Commission. The number references in the Memorandum correspond with the comment numbers for each respective Comment Letter.

1.	In response to the Staff’s comment, please be advised that we have made the requested Correspondence filing.

2.	In response to the Staff’s comment, we have revised the disclosure to comply with Item 308(c) of Regulation S-B.